Exhibit 99.1

Caesarstone Reports First Quarter 2026 Financial Results

- Revenue of $88.7 Million -

- Gross Margin of 22.3%, Increasing 100 Basis Points Year-Over-Year -

- On Track to Deliver Positive Adjusted EBITDA in the Third Quarter of 2026 -

MP MENASHE, Israel – May 13, 2026 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2026.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “First quarter results reflect meaningful structural progress in our ongoing transformation. Gross margin expanded driven by the increasing contribution of our transition to a third-party manufacturing model despite continued revenue pressure. While macroeconomic headwinds and competitive dynamics continue to weigh on revenues, particularly in North America, we remain focused on the factors within our control, including strengthening partnerships within our global production network, and advancing the strategic initiatives under our restructuring plan that support our path to profitability. Based on our current operating plan and assuming no material deterioration in global economic or geopolitical conditions, we remain on track to achieve positive Adjusted EBITDA in the third quarter of 2026 and are committed to building a stronger, more resilient, and more profitable Caesarstone.”

First Quarter 2026 Results

Revenue in the first quarter of 2026 was $88.7 million compared to $99.6 million in the prior year quarter. On a constant currency basis, first quarter revenue was down approximately 14.9% year-over-year, reflecting continued softness in global demand and competitive pressures, particularly in North America, partially offset by strength in Australia.

Gross margin in the first quarter of 2026 was 22.3% compared to 21.3% in the prior year quarter. Adjusted gross margin in the first quarter was 23.9%, compared to 21.2% in the prior year quarter. The improvement in gross margin reflects the realization of cost savings associated with the Company’s transition to its global network of production partners following the closure of its Bar-Lev facility, combined with the benefits of a leaner, more efficient production footprint.

Operating expenses in the first quarter of 2026 were $39.2 million, or 44.1% of revenue, compared to $35.9 million, or 36.1% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies and impairment and restructuring expenses, operating expenses were 34.5% of revenue compared to 32.6% in the prior year quarter. The year-over-year difference primarily reflects lower revenues.

Operating loss in the first quarter of 2026 was $19.4 million compared to an operating loss of $14.8 million in the prior year quarter. The change was primarily driven by the impairment expenses recorded during the quarter.

Adjusted EBITDA in the first quarter of 2026, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, impairment and restructuring charges and other non-recurring items, was a loss of $7.5 million compared to a loss of $7.1 million in the prior year quarter.

Finance expenses in the first quarter of 2026 were $1.2 million compared to finance income of $2.5 million in the prior year quarter. Finance expenses result mainly from foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the first quarter of 2026 was $21.1 million, compared to $12.9 million in the prior year quarter. Net loss per share for the first quarter of 2026 was $0.61 compared to a net loss per share of $0.26 in the prior year quarter. Adjusted diluted net loss per share for the first quarter was $0.32 on 34.6 million shares, compared to an Adjusted diluted net loss per share of $0.29 in the prior year quarter on 34.7 million shares.

Balance Sheet & Liquidity

As of March 31, 2026, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $52.3 million and total debt to financial institutions of $1.8 million. The Company’s net cash position was $50.4 million as of March 31, 2026, compared to a net cash position of $57.5 million as of December 31, 2025.

U.S. Tariffs Update

The Company continues to monitor the impact of existing and proposed U.S. tariffs affecting various countries and product categories, that are currently in a wide range on the majority of products imported into the U.S. Approximately 45% of the Company's revenues during the three months ended March 31, 2026 were generated in the U.S. market, served by the Company's global production network.

In addition to these tariffs, on September 15, 2025, a petition was filed with the U.S. International Trade Commission by a U.S. quartz manufacturer alleging that imports of quartz surface products have caused serious injury to the U.S. domestic industry, seeking quotas on the quantity of quartz surface products that can be imported into the U.S. and/or tariffs of up to 50% ad valorem on all quartz surface products that are imported into the U.S. from most countries. During the first quarter of 2026, the ITC voted affirmatively on serious injury. On May 5, 2026, the Commission issued its recommended remedies, including a proposed four-year tariff-rate quota structure applicable on an aggregate basis across imports, with in-quota tariffs of 25% ad valorem and out-of-quota tariffs of 40% ad valorem. The proposed quota levels would increase annually, while tariff rates would gradually decline over the proposed remedy period. President Trump is expected to issue a final determination within 60 days. The Company is closely monitoring the process and will respond with appropriate supply chain and pricing actions should restrictions be imposed.

Legal Proceedings Update

As of March 31, 2026, the Company was subject to lawsuits involving approximately 711 individuals alleging injuries related to exposure to respirable crystalline silica dust. These included 36 claims in Israel, 156 in Australia, and 509 in the United States. As of the same date, the Company recorded a provision of $48.8 million, representing its best estimate of probable and reasonably estimable losses associated with pending claims. The Company's insurance receivables related to these silicosis claims totaled $11.6 million.

In May 2026, a jury in Colorado ruled in favor of the Company, assigning no liability in one case. During the first quarter of 2026, the Company settled four claims in California. In 2025, a California jury ruled in favor of the Company in one case, assigning no liability. That matter remains under appeal, and one additional claim was settled during the year. In 2024, the Company received one adverse jury verdict, which is also currently under appeal. The remaining U.S. claims are either at an early stage or are considered only reasonably possible losses, and therefore no additional provision has been recorded.

In July 2025, both the Company and certain U.S. insurance carriers initiated proceedings for declaratory relief to determine the proper interpretation and application of the Company's U.S. product liability insurance policies and available limits. These proceedings are in an early stage.

If there is a change in the assessment for the outcome of the claims or the insurance coverage limits through the course of the trial processes, such changes could have a material and adverse impact on our business, financial position, results of operations and cash flows. Additional information related to legal proceedings can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.

Webcast and Conference Call Details

The Company will host a webcast and conference call today at 8:30 a.m. ET to discuss the results. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-877-407-9716 and 1-201-493-6779, respectively. The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter 2026 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13760376. The replay will be available beginning at 12:30 p.m. ET on Wednesday, May 13, 2026 and will last through 11:59 p.m. ET on Wednesday, May 20, 2026.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2025 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of the global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability of relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. customs tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2026, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier

CSTE@icrinc.com

+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$52,266	$59,920
Trade receivables, net	49,161	48,292
Other accounts receivable and prepaid expenses	44,544	50,601
Inventories	84,322	94,275

Total current assets	230,293	253,088

LONG-TERM ASSETS:

Severance pay fund	1,041	1,245
Deferred tax assets, net	4,119	4,010
Long-term deposits and prepaid expenses	5,175	5,179
Operating lease right-of-use assets	101,464	104,774
Property, plant and equipment, net (*)	28,040	30,146

Total long-term assets	139,839	145,354

Total assets	$370,132	$398,442

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit and other loans	$2,244	$2,853
Trade payables	34,297	37,779
Related parties	279	247
Short term legal settlements and loss contingencies	40,368	38,577
Accrued expenses and other liabilities	58,095	58,718

Total current liabilities	135,283	138,174

LONG-TERM LIABILITIES:

Legal settlements and loss contingencies long-term and other liabilities	8,531	8,735
Deferred tax liabilities, net	2,060	2,168
Long-term lease liabilities	102,671	106,377
Accrued severance pay	2,421	2,886
Long-term warranty provision	859	889

Total long-term liabilities	116,542	121,055

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	167,722	167,700
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(10,698)	(10,874)
Retained earnings	5,929	27,033

Total equity	118,307	139,213

Total liabilities and equity	$370,132	$398,442

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2026	2025
	(Unaudited)
Revenues	$88,709	$99,558
Cost of revenues	68,915	78,388

Gross profit	19,794	21,170

Operating expenses:
Research and development	1,376	1,437
Sales and Marketing	18,705	20,700
General and administrative	10,505	10,360
Restructuring expenses (*)	(1,063)	11
Impairment expenses (**)	5,800	-
Legal settlements and loss contingencies, net	3,834	3,415

Total operating expenses	39,157	35,923

Operating loss	(19,363)	(14,753)
Finance expenses (income), net	1,174	(2,463)

Loss before taxes	(20,537)	(12,290)
Tax expenses, net	567	698

Net loss	$(21,104)	$(12,988)

Net loss attributable to non-controlling interest	-	108

Net loss attributable to controlling interest	$(21,104)	$(12,880)
Basic net loss per ordinary share	$(0.61)	$(0.37)
Diluted net loss per ordinary share	$(0.61)	$(0.37)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,577,154	34,551,999
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,577,154	34,551,999

(*)   Related to closed plants.

(**) Impairment related to long lived and held for sale assets.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2026	2025
	(Unaudited)
Cash flows from operating activities:

Net loss	$(21,104)	$(12,988)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,794	3,424
Share-based compensation expense	21	406
Accrued severance pay, net	(257)	(9)
Changes in deferred tax, net	(30)	183
Capital gain	(26)	(7)
Legal settlemnets and loss contingencies, net	3,834	3,415
Decrease in trade receivables	(858)	(8,770)
Decrease in other accounts receivable and prepaid expenses	771	5,864
Decrease (increase) in inventories	9,903	(2,220)
Decrease in trade payables	(3,257)	(2,272)
Decrease in warranty provision	(78)	(73)
Changes in right of use assets	1,415	(3,939)
Changes in lease liabilities	(1,730)	2,630
Decrease in accrued expenses and other liabilities including related parties	(2,357)	(743)
Restructuring expenses and Impairment related to long lived assets	4,737	11
Net cash used in operating activities	(7,222)	(15,088)

Cash flows from investing activities:

Purchase of property, plant and equipment	(119)	(1,684)
Proceeds from sale of property, plant and equipment	70	54
Decrease (increase) in long term deposits	33	(28)

Net cash used in investing activities	(16)	(1,658)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(520)	(982)
Net cash used in financing activities	(520)	(982)

Effect of exchange rate differences on cash and cash equivalents	104	203

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(7,654)	(17,525)
Cash and cash equivalents and short-term bank deposits at beginning of the period	59,920	106,336

Cash and cash equivalents and short-term bank deposits at end of the period	$52,266	$88,811

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	192	386

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2026	2025
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$19,794	$21,170
Share-based compensation expense (a)	(7)	25
Amortization of assets related to acquisitions	64	68
Residual operating expenses (income) related to closed plants after closing	1,347	(4)
Other non recuring items (b)	-	(152)
Adjusted Gross profit (Non-GAAP)	$21,198	$21,107

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(b)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2026	2025
	(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(21,104)	$(12,988)
Finance expenses (income), net	1,174	(2,463)
Taxes on income, net	567	698
Depreciation and amortization	1,794	3,576
Legal settlements and loss contingencies, net (a)	3,834	3,415
Share-based compensation expense (b)	21	406
Restructuring expense (gain), net (c)	(1,063)	11
Impairment expenses (d)	5,800	-
Residual operating expenses related to closed plants after closing	1,491	408
Other non recuring items	-	(152)
Adjusted EBITDA (Non-GAAP)	$(7,486)	$(7,089)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(c)	Related to closed plants activities.

(d)	Impairment related to long lived and held for sale assets.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2026	2025
	(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(21,104)	$(12,880)
Legal settlements and loss contingencies, net (a)	3,834	3,415
Amortization of assets related to acquisitions, net of tax	45	110
Share-based compensation expense (b)	21	406
Non cash revaluation of lease liabilities (c)	(496)	(1,597)
Restructuring expenses (d)	(1,063)	11
Impairmet expenses (e)	5,800	-
Residual operating expenses related to closed plants after closing	1,491	408
Other non recuring items	-	(152)
Total adjustments	9,632	2,601
Less tax on non-tax adjustments (f)	(266)	(148)
Total adjustments after tax	9,898	2,749

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(11,206)	$(10,131)
Adjusted loss per share (g)	$(0.32)	$(0.29)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.

(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.

(d)	Related to closed plants activities.

(e)	Impairment related to long lived and held for sale assets.

(f)	Tax adjustments for the three months ended March 31, 2026 and 2025, based on the effective tax rates.

(g)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended March 31,		Three months ended March 31,
U.S. dollars in thousands	2026	2025
	(Unaudited)		YoY % change	YoY % change CCB

USA	$39,980	$49,141	-18.6%	-18.6%
Canada	10,972	13,771	-20.3%	-23.8%
Latin America	120	292	-58.9%	-61.6%
America's	51,072	63,204	-19.2%	-20.0%

Australia	17,083	13,843	23.4%	11.2%
Asia	3,328	4,357	-23.6%	-24.4%
APAC	20,411	18,200	12.1%	2.7%

EMEA	13,011	13,152	-1.1%	-10.3%

Israel	4,215	5,002	-15.7%	-27.0%

Total Revenues	$88,709	$99,558	-10.9%	-14.9%